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                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549
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                              SCHEDULE 14D-1
                          TENDER OFFER STATEMENT
                       Pursuant to Section 14(d)(1)
                  of the Securities Exchange Act of 1934
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                             Final Amendment

                     LITCHFIELD FINANCIAL CORPORATION
                        (NAME OF SUBJECT COMPANY)

                       LIGHTHOUSE ACQUISITION CORP.
                      TEXTRON FINANCIAL CORPORATION
                                (Bidders)

                 Common Stock, par value $0.01 per share
                      (Title of Class of Securities)
                                _________
                               536619 10 9
                  (CUSIP Numbers of Class of Securities)
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                        Elizabeth C. Perkins, Esq.
           Senior Vice President, General Counsel and Secretary
                      Textron Financial Corporation
                          40 Westminster Street
                          Providence, RI  02903
                        Telephone:  (401) 621-4244
       (Name, Address and Telephone Number of Person Authorized to
         Receive Notices and Communications on Behalf of Bidder)

                                 Copy to:
                           Mario A. Ponce, Esq.
                        Simpson Thacher & Bartlett
                           425 Lexington Avenue
                         New York, New York 10017
                        Telephone: (212) 455-2000

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     This Final Amendment amends and supplements the Tender Offer
Statement on Schedule 14D-1 (as amended, the "Schedule 14D-1") filed on September 29, 1999 and amended by Amendment No. 1 thereto filed on October 12, 1999 and further amended by Amendment No. 2 thereto filed on October 29, 1999, relating to the offer by Lighthouse Acquisition Corp., a Massachusetts corporation ("Purchaser") and a wholly owned subsidiary of Textron Financial Corporation, a Delaware corporation ("TFC"), to purchase for cash all of the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Litchfield Financial Corporation, a Massachusetts corporation (the "Company"), at a purchase price of $24.50 per Share, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of September 29, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, together with the Offer to Purchase, as amended from time to time, constitute the "Offer").

     All capitalized terms used herein and not defined herein shall have the meanings set forth in the Offer to Purchase.

Item 5.   Purpose of the Tender Offer and Plans or Proposals of the
Bidder

          Item 5 of the Schedule 14D-1 is hereby amended and supplemented as follows:

          On November 3, 1999, the merger of the Purchaser with and into the Company became effective.

          The merger of the Purchaser into the Company with the Company continuing as the surviving corporation became effective at 3:53 P.M. on Wednesday, November 3, 1999. Because the Purchaser had acquired at least 90% of the outstanding Shares, the Merger was effected without a meeting of stockholders of the Company. As a result of the Merger, the Company became a wholly owned subsidiary of TFC and each outstanding Share (other than Shares held in the treasury of the Company, Shares owned by TFC, the Purchaser or any other direct or indirect subsidiary of TFC or the Company, and Shares owned by stockholders choosing to dissent and demand appraisal of their Shares) was canceled, extinguished, and converted into the right to receive $24.50 per Share in cash, without interest thereon, less any applicable withholding taxes.

          On November 3, 1999, TFC requested that the NASD delist the Shares from Nasdaq. On November 9, 1999, TFC filed a Form 15 to deregister the Shares with the Securities and Exchange Commission as soon as practicable.

Item 6.   Interest in Securities of the Subject Company.

          Item 6 of the Schedule 14D-1 is hereby amended and supplemented as follows:


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          On November 3, 1999, the merger of the Purchaser with and into the Company became effective. As a result of the merger, the Company became a wholly owned subsidiary of TFC.



















































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                                SIGNATURE


     After due inquiry and to the best of our knowledge and belief, we hereby certify that the information set forth in this Statement is true, complete and correct.


                          LIGHTHOUSE ACQUISITION CORP.



                          By: /s/ Elizabeth C. Perkins
                              ------------------------------
                                 Name:  Elizabeth C. Perkins
                                 Title:   Clerk


                          TEXTRON FINANCIAL CORPORATION



                          By: /s/ Elizabeth C. Perkins
                             ------------------------------
                                 Name:  Elizabeth C. Perkins
                                 Title:  Secretary

Date: November 9, 1999




























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